Exhibit 99.3

                                                                                                                     Press Contacts:
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Positioned as a Leading Vendor in 2013 Aite Group
Trade Surveillance Compliance Market Impact Report

The report highlights the NICE Actimize surveillance and communications solutions, including the breadth of its offerings and quality of its analytics

NEW YORK – August 28, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced today that the company was positioned as a leading vendor in the Aite Group 2013 Impact Report, “The Trade Surveillance Compliance Market and the Battle for Automation” for its offerings in Trade Surveillance and Communications Surveillance. Aite Group is an independent research and advisory firm focused on business, technology and regulatory issues and their impact on the financial services industry.

NICE Actimize has more than a decade of experience in providing global compliance and regulatory solutions to tier one and tier two financial institutions. The NICE Actimize Trade Surveillance solutions suite is a full-service compliance offering for brokers, asset managers, and clearing firms for firm-level and trader-level monitoring and market surveillance. Deployment options for the solution include an on-premise~~s~~ installation, a hosted solution through cloud technology, or a hybrid deployment combining the two. The report highlights the breadth of the offerings and quality of the solutions’ analytics.

The solutions are designed to monitor the full trade life cycle including related communications, with the ability to analyze relevant news events, coupled with the capability to run trading activity through advanced algorithms to determine suspicious activity, stated the report. NICE Actimize offers a variety of data-sourcing options; data may be drawn directly from client trading systems, proprietary systems, market data vendors, or via data warehouses deployed by the client.

NICE Actimize also offers Communications Surveillance, available as an additional standalone product or via full integration with Trade Surveillance. Communications Surveillance includes voice, email, Instant Message, and social media monitoring to provide a holistic view of all trade-related activities.

"Growing demand for holistic, all-inclusive, front-to-back solutions – including hosted options – means that many firms are looking to consolidate vendor solutions across the front, middle and back offices,” said Danielle Tierney, research analyst, Aite Group LLC, author of the report. “One area of recent development has been efforts to provide integrated analysis of social media and unstructured data and NICE Actimize provides this.”

According to the report, the global regulatory overhaul of recent years caused compliance initiatives, and thus the need for compliance and market surveillance technology, to move to the forefront of financial market priorities. Aite Group’s research indicates that compliance technology spending is likely to grow by 35 percent from 2012 to 2015.

“NICE Actimize’s combination of trade and communications surveillance provides a holistic view of the full trade lifecycle. We are noted in the market for the way in which we tailor the implementation to our client’s workflow and needs, and our marriage of comprehensive algorithms with high-quality data,” said Amir Orad, President and CEO of NICE Actimize. "NICE Actimize remains committed to addressing the market’s changing requirements for trade surveillance and compliance solutions.”

The Aite Group Trade Surveillance Compliance Market Impact Report, authored by Danielle Tierney and Sang Lee, is based on interviews with companies representing the buy and sell side of the compliance technology marketplace, including global compliance technology vendors and large sell-side brokers.

A copy of the Aite report is available, compliments of NICE Actimize, at www.niceactimize.com/aitetradesurveillance

About Aite Group
Aite Group is an independent research and advisory firm focused on business, technology, and regulatory issues and their impact on the financial services industry. With expertise in banking, payments, wealth management, capital markets, and insurance, Aite Group's analysts deliver comprehensive, actionable advice to key market participants in financial services. Headquartered in Boston with a presence in Chicago, New York, San Francisco, London, and Milan, Aite Group works with its clients as a partner, advisor, and catalyst, challenging their basic assumptions and ensuring they remain at the forefront of industry trends.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.